P.E. 1/23/02

02012258

CONFORMED COPY

RECD S.E.C.
JAN 29 2002
1086

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JANUARY 23, 2001

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant's name into English)

Schwarzenbergplatz 3
1010 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

PROCESSED
FEB 11 2002
THOMSON FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   **FORM 40-F___**

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEKOM AUSTRIA AG

TABLE OF CONTENTS

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Actual operational and financial results may differ materially from Telekom Austria's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products; competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants; the effects of our tariff reduction or other marketing initiatives; the regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements; our ability to achieve cost savings and realize productivity improvements; the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings; our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs; the progress of our domestic and international investments, joint ventures and alliances, including the strategic partnership with Telecom Italia and its subsidiaries; the impact of our new business strategies and transformation program; the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures; the outcome of litigation in which we are involved; the level of demand in the market for our shares which can affect our business strategies; changes in the law including with respect to regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve. The ability to achieve the projected results are also subject to the general risks associated with the Company's business, as described in its previously filed Registration Statement and Annual Report on Form 20-F.

ITEM 1

Shareholder Information

Telekom Austria Group: Mobile customer numbers up 19.2% to 3,975,200 at year end 2001

Vienna, January 23, 2002: Telekom Austria's (VSE:TKA; NYSE:TKA) mobile communications business segment (which includes Austrian market leader Mobilkom Austria, VIP-Net (Croatia) and Si.Mobil (Slovenia)) reported customer figures for the year end 2001 today. The total number of customers rose to 3,975,200 at December 31, 2001, up 19.2% from 3,335,700 at December 31, 2000.

In Austria, **Mobilkom Austria** increased its market share during the last quarter of 2001 to 42.9%, up from 42.3% at the end of September 2001. Total customer numbers stood at 2,849,900 at the end of 2001, up from 2,804,300 at the end of 2000. 40.8% of all new customers in Austria chose Mobilkom Austria in 2001. In light of the high mobile penetration rate in Austria (82.2%), Mobilkom Austria was successful in shifting its focus onto the quality of its customer base. This led to an increase of the share of Mobilkom Austria's contract customers at the end of 2001 compared both with the third quarter 2001 and year-end 2000.

VIP-Net (Croatia) increased its customer numbers by 61% to 855,700 at the end of 2001, from 531,400 at the end of 2000. VIP-Net remains market leader in the Croatian GSM-market.

Si.Mobil (Slovenia), which was acquired during the first quarter of 2001, had 269,600 customers at the end of 2001, a market share of 21%. It more than doubled the number of customers during 2001.

The international business now accounts for 28% of total customer numbers of the mobile communications business segment, up from 16% at the end of 2000.

Data is increasing its share in the business of Mobilkom Austria. The availability of GPRS handsets during the last quarter of 2001 permitted growth in GPRS customers in Austria from 7,000 at the end of September to 26,000 at the end of December 2001. The number of chargeable SMS increased 25,3% to 126.3million during the fourth quarter of 2001 from 100.8million during the same period in 2000.

Contacts:

Telekom Austria AG
Hans Fruhmann
Investor Relations
+43-59059-1-20917
E-mail: hans.fruhmann@jet2web.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

By: /s/ Heinz Sundt
Name: Heinz Sundt
Title: Chief Executive Officer

By: /s/ Stefano Colombo
Name: Stefano Colombo
Title: Chief Financial Officer

Date: January 23, 2001